[Jones Day Letterhead]

March 8, 2017

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Modern Media Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted February 27, 2017
CIK No. 0001695098

Dear Mr. Schwall:

On behalf of our client, Modern Media Acquisition Corp. (the “Company”), this letter responds to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 7, 2017 (the “Comment Letter”) in regard to Amendment No. 1 to the above-referenced draft registration statement on Form S-1. In conjunction with this letter, the Company is publicly filing via EDGAR the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s response to the comment presented in the Comment Letter is set forth below. The text of the applicable comment precedes the Company’s response.

Principal Stockholders, page 118

1.	We reiterate our prior comment number 7. Please indicate the natural person or persons having ultimate voting or investment control over the shares held by Modern Media, LLC and MIHI LLC.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 8, 2017

Response: We have revised the disclosure as requested. Please see page 118.

*    *    *    *    *    *     *

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, mlhanson@jonesday.com, or by facsimile at 404.581.8330.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.
Neil Simon